EXHIBIT 4.11
OUR REF: AOC-CMB-SZN (FZ) (060519).AP
CONFIDENTIAL

Jetup Electronic (Shenzhen) Company Limited
Sanyidui Industrial Zone,
Zhoushi Road, Jiuwei Village,
Xixiang Town, Bao’an District,
Shenzhen, P.R.C

Attn: Mr. Colin Yeoh and Mr. Y. P. Tay	17 July 2006
Dear Sirs
Banking Facilities
Customer No. 002-025328
With reference to our recent discussion, we are pleased to advise that we have reviewed your banking facilities and offer a renewal within the following limit which will be made available on the specific terms ad conditions outlined herein and upon the satisfactory completion of the security detailed below. This facility is also subject to our customary overriding right of suspension, withdrawal and repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities and to review at any time, and in any event, by 31 May 2007.

	New	Previously
Import Facilities	HKD100,000,000.-	HKD100,000,000.-
Documentary Credits to your Suppliers and Import Loan Facilities in either HK Dollars or Foreign Currency (USD or JPY) for up to 120 days, less any usance / Credit periods granted by your suppliers.

within which

Goods under your control and/or Trust Receipts.	(HKD100,000,000.-)	(HKD100,000,000.-)

A sub-limit of HKD revolving loan, switchable to USD/JPY/RMB	Nil	(HKD40,000,000.-)
The Revolving Loan Facilities will be cancelled and the outstanding amount of USD3,133,890.- and HKD710,600.- will be repaid before 31 December 2006.

Jetup Electronic (Shenzhen) Company Limited	17July2006
Interest
Import Facilities
Interest rate on import loan continues to be charged at 0.55% per annum over 1, 2, 3 or 6 month Hong Kong/Singapore/London Interbank Money Market Offer Rate and payable in arrears.
Sub-limit of USD & HKD Revolving Loan
Interest rate continues to be charged at 0.55% per annum over 1, 2, 3 or 6 month Hong Kong/Singapore/London Interbank Money Market Offer Rate and payable in arrears.
Commission
Documentary Credits opening commission for each validity of three months or part thereof (minUSD24.00) continue to be charged as below and payable in full at the time of issuance of all DCs.

For DC amount below USD100k or its equivalent	0.12%
For DC amount between USD100k (USD100k inclusive) and USD250k or its equivalent	0.10%
For DC amount between USD250k (USD250k inclusive) and USD400k or its equivalent	0.08%
For DC amount above USD400k (USD400k inclusive) or its equivalent	0.06%
Default Interest
Please note that amounts, which are overdue or overlimit (as well as amounts demanded and not paid) in respect of the facility will bear interest at 3% p.a. over the stipulated interest rate of this facility, subject to fluctuation at the lender’s discretion.
Prepayment
Prepayment is permitted on interest payment dates only in minimum of USD2,000,000.- (or equivalent) and in multiples of USD1,000,000.- (or equivalent) and subject to one month prior written notice. A prepayment penalty of 0.25% on amount prepaid will be charged if funds are refinanced from external source (e.g. bank refinancing) other than your normal operating activities. The Borrower will pay the usual penalties (i.e. the differential between the return we would have received had the loan run to maturity and the return we are able to obtain by the placing of the funds repaid for the remainder of the existing interest period in the market).
Security
As security, we continue to hold the Corporate Guarantee for HKD100, 000,000.- dated 01 Dec 2005 from J.I.C. Technology Company Limited together with a certified copy of Board Resolution dated 01 Dec 2005 and supporting Legal Opinion dated 9Jan2006.

Jetup Electronic (Shenzhen) Company Limited	17July2006
Covenants
You, Jetup Electronic (Shenzhen) Company Limited (the “Borrower”), shall be required for so long as these facilities are available to you to comply with the following covenants/undertakings. Your compliance or otherwise with the following covenants/undertakings will not in any way prejudice or affect our right to suspend, withdraw or make demand in respect of the whole or any part of the facilities made available to you at any time. By signing this letter, you expressly acknowledge that we may suspend, withdraw or make demand for repayment of the whole or any part of the facilities at any time notwithstanding the fact that the following covenants/undertakings are included in this letter and whether or not you are in breach of any such covenants/undertakings:
1)	The Borrower undertakes that:
(i)	upon the realisation of any foreign guarantee/security in respect of this Facility, it shall conduct foreign debt registration with the local State Administration of Foreign Exchange (“SAFE”) in a timely manner but in no event later than 15 days after realisation of such foreign guarantee/security;

(ii)	to procure the successful registration with SAFE as mentioned in the foregoing item (i), the Borrower shall ensure that it has sufficient borrowing gap at the time of the registration of the realised foreign guarantee/security;

(iii)	throughout the term of the Facility and as long as the Facility is existing or any indebtedness under the Facility is outstanding, the Borrower shall keep the Lender informed of the amount of its borrowing gap (calculated as the balance of (i) its approved total investment amount less (ii) its registered capital) and shall forthwith advise the Lender of any change in the borrowing gap; and

(iv)	the Borrower shall take all necessary measures to ensure that all the indebtedness owed to the Lender under this Facility be fully settled in the same currency as that of such indebtedness.
Conditions Precedent
1)	A valid Borrowing Card issued by the People’s Bank of China.

2)	Certified true copies of all government approvals and certificates in relation to the establishment of the Borrower.

3)	The Borrower has provided its internal authorization document (such as shareholders’ resolution, board resolution) approving (or authorizing others to approve) the facilities hereunder and authorizing representative(s) to accept and sign the terms, conditions and documents in connection with the facilities hereunder in strict compliance with its articles of association and the PRC Company Law.

4)	In the event that the Bank’s making available any facility hereunder is subject to regulatory approval or the completion of other procedures within the regulators, the acquisition of such regulatory approval and the completion of such procedures with regulators.

5)	The appendix to the facility letter, which relates to the Lender’s storage and processing of customer’s information shall form an integral part of the facility letter and be binding on the Borrower.

6)	The Bank is satisfied that all the securities stated in the “Security” item above have been established and are valid and enforceable. The execution of all other documents as required by the Bank.

Jetup Electronic (Shenzhen) Company Limited	17July2006
Other Conditions
1)	All present and future borrowings of the Borrower shall rank pari-passu with this facility and the Borrower undertakes to advise the Lender in advance of any additional borrowings.

2)	Audited yearly financial statements of the Borrower and the Guarantor to be prepared by qualified accountants shall be provided to the Lender whenever available but in any event no later than 120 days from the financial year-ends.

3)	Other financial or operational information of the Borrower as from time to time reasonably requested by the Lender.

4)	We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the transaction in question does not meet our operational requirements in respect of these facilities.
Termination Event
The Borrower undertakes to notify the Lender on any change of its shareholder percentage and, without prejudice to the generality of the Lender’s overriding right of suspension, withdrawal and repayment on demand at any time, the Lender shall have the right to terminate and withdraw the Facility if J.I.C. Technology Company Limited’s beneficial interest in the Borrower is reduced to below 50%.
Expenses
Please note that all costs and legal expenses, including PRC Stamp Duty payable on each original of the signed facility letter, incurred by us in connection with the granting of this facility and any matters arising are to be reimbursed by you on demand.
Taxation and Deduction
All payment of principal, interest, fees and other expenses shall be made by your company clear and free of taxes, levies, imposts, duties, charges and withholdings of any nature whatsoever.
Governing Laws
The Laws of the People’s Republic of China. The Borrower agrees to submit to the non-exclusive jurisdiction of the PRC courts.

Jetup Electronic (Shenzhen) Company Limited	17July2006
Please note that we would reserve our right to renegotiate any of the interest margins and fees detailed herein in the event of any change occurring in any applicable law or regulation (or its interpretation) or in PRC’s financial markets or the need to comply with any requirement of any regulatory authority (whether or not having the force of law), which resulted in our opinion in a reduction in the net return to us from the facilities outlined herein.
Unless expressed in writing from you to the contrary, we may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC group.
Availability of the facilities is subject to all legal and security documentation having been completed to the satisfaction of the Bank. If the security documentation could not be perfected for any reason whatsoever within a period of 3 months from the date of acceptance of this Letter of Offer, the Bank reserves the right at its absolute discretion to withdraw the facilities offered without further reference to you.
These facilities will remain open for acceptance until the close of business on 10 August 2006 and if not accepted by that date will be deemed to have lapsed. This Facility Letter shall, on becoming effective, replace and supersede the facility letter dated 04 Nov 2005 & 15 Nov 2005 from us to you.
We shall be grateful if you could arrange for the authorised signatories of your company, in accordance with the terms of the Board Resolution to be given to the bank, to sign and return to us the duplicate copy of this letter together with the required documents to signify your continuing understanding and acceptance of the terms and conditions under which these facilities are granted.
We are pleased to be of continued assistance.
Yours faithfully,
For and on behalf of
The Hongkong and Shanghai Banking Corporation Limited, Shenzhen Branch
Faye Zhou
Vice President Commercial Banking /ap
Bcc: HSBC SZN Credit Operation

For and on behalf of
Jetup Electronic (Shenzhen) Company Limited

(Authorized signature and chop)

Jetup Electronic (Shenzhen) Company Limited	17July2006
Appendix
To make you better understand the Bank’s policy in respect of its storage and processing of any information supplied by the potential or actual customers and/or other related individuals and entities, the Bank makes the following statements:
(a)	in connection with any proposed or existing transaction between you and the Bank, the Bank may request you to supply (or arrange to supply) the Bank with information relating to yourself(ves), your directors, shareholders or other officers, as well as proposed or actual guarantors or security providers (if any) (the “Information”);

(b)	such Information may be used by the Bank for the purpose of conducting credit and other checks on you, evaluating any proposed, existing or past transaction between you and the Bank, formulating an offer for any such proposed or existing transaction or for any other purpose relating to any such transaction, and/or for the purpose of promoting, improving and furthering the provision of other financial services by the Bank and any other member of the HSBC Group to you generally, and/or for any other purpose as in accordance with the Bank’s general policy on disclosure of information as may be notified to you from time to time;

(c)	such Information will be kept confidential but the Bank may provide such Information to any of the following parties for the purposes set out above (without the need to giving any further notice to the individuals to whom such Information relates ):

(i)	any agent, contractor or third party service provider (whether situated within or outside the People’s Republic of China) which provides administrative, telecommunications, computer, payment, processing or other services to the Bank in connection with the operation of its business;

(ii)	credit reference agencies;

(iii)	any person to whom the Bank is under an obligation to make disclosure under the requirements of any applicable laws, regulations, rules or judicial process;

(iv)	any actual or proposed participant or sub-participant of any proposed or existing transaction between you and the Bank;

(v)	any of the Bank’s officers and employees;

(d)	you shall ensure that all the persons as referred to in (a) above, whose personal or other data have been included in the Information provided to the Bank, have consented to the provision of such data to the Bank for such purposes and for disclosure to such persons as referred to in this letter;

(e)	if you maintain an account/accounts with the Bank, you shall be further subject to any provisions in those terms and conditions applicable to such account(s) on the Bank’s storage and processing of the customers’ and other information. These account terms and conditions, the provisions referred to in this letter as well as any other agreement between you and the Bank relating to the Bank’s storage and processing of the customers’ and other information shall supplement, rather than conflict with, each other;

(f)	the Bank may retain any such Information for any time period as it considers necessary or desirable (whether or not you have ceased to be a customer or potential customer of the Bank), and all the provisions in this letter shall remain effective during the whole retention period of such Information.
The above-mentioned explanation is to make you have a better knowledge of the Bank’s data privacy policies in respect of the information of the customers and other related persons/entities. In any event, the Bank will remain responsible for ensuring the confidentiality of such information. The Bank appreciates that you have selected, or are interested in selecting, the Bank’s service, and we commit to providing you with more and more quality banking products and services.
Yours sincerely
The Hongkong and Shanghai Banking Corporation Limited